Exhibit 99.1

SPORTRADAR REPORTS THIRD QUARTER 2026 FINANCIAL RESULTS

Third Quarter 2026 Highlights

•	Revenue increased 24% to €363 million

•	Profit for the period increased 20% to €27 million, 7.5% as a percentage of revenue

•	Delivered a 21% increase in Adjusted EBITDA[1] to €102 million and Adjusted EBITDA margin[1] of 28.2%

•	Net cash from operating activities increased 37% to €157 million, Free cash flow[1] increased 12% to €73 million

•	Repurchased US$157 million of shares during the quarter under the share repurchase plan

•	Announced agreement to divest Atrium Sports for US$170 million

•	Entered new and expanded partnerships with leading prediction market exchanges, brokers and market makers

ST. GALLEN, Switzerland, November 3, 2026 – Sportradar Group AG (Nasdaq: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its third quarter ended September 30, 2026.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "Sportradar delivered another strong quarter of double-digit growth, once again demonstrating the value of our role as a key technology and content partner to the global sports ecosystem. Our performance was driven by strong demand for our premium content portfolio, deep data and innovative technology solutions, including further monetization of the acquired IMG ARENA rights and significant contributions from across the prediction markets landscape. Fans are engaging with sports across more platforms than ever before, expanding our addressable market and increasing demand for our products and solutions. As we capitalize on these new opportunities, further leveraging our existing portfolio, we remain focused on innovation and execution to drive additional value for our partners and clients and deliver durable growth and expanding profitability for our shareholders."

THIRD QUARTER 2026 RESULTS

Revenue

	Three-Month Period Ended September 30,				Nine-Month Period Ended September 30,
in € thousands (unaudited)	2026	2025	Change	%	2026	2025	Change	%
Revenue by product
Betting & Gaming Content	241,976	176,471	65,505	37%	728,674	569,857	158,817	28%
Managed Betting Services	54,699	56,336	(1,637)	(3)%	169,211	171,737	(2,526)	(1)%
Betting Technology & Solutions	296,675	232,807	63,868	27%	897,885	741,594	156,291	21%

Marketing & Media Services	50,744	43,957	6,787	15%	140,610	131,559	9,051	7%
Sports Performance	10,287	11,127	(840)	(8)%	31,563	34,760	(3,197)	(9)%
Integrity Services	4,809	4,163	646	16%	16,790	13,162	3,628	28%
Sports Content, Technology & Services	65,840	59,247	6,593	11%	188,963	179,481	9,482	5%
Total Revenue	362,515	292,054	70,461	24%	1,086,848	921,075	165,773	18%

Revenue by geography
Rest of World	264,516	225,452	39,064	17%	797,623	680,405	117,218	17%
United States	97,999	66,602	31,397	47%	289,225	240,670	48,555	20%
Total Revenue	362,515	292,054			1,086,848	921,075

THIRD QUARTER 2026 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter was €363 million, up €70 million, or 24% year-over-year, driven by 27% growth in Betting Technology & Solutions and 11% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €297 million were up 27% year-over-year primarily driven by a 37% increase in Betting & Gaming Content reflecting contributions related to the acquisition of IMG ARENA and further uptake of the Company's products and services by existing and new customers, including prediction market participants. Revenue growth was partially offset by a 3% decline in Managed Betting Services as higher Managed Trading Services turnover was offset by lower trading margins due to unfavorable sport outcomes.

Sports Content, Technology & Services revenues of €66 million increased 11% year-over-year primarily driven by a 15% increase in Marketing & Media Services due to contributions from new and existing media and technology customers, as well as increased affiliate marketing spending from sportsbook and prediction market customers.

The Company generated strong revenue growth globally with the United States up 47% and Rest of World up 17%. As a percentage of total Company revenues, United States revenue represented 27% of total Company revenue in the third quarter as compared to 23% in the prior year quarter due to market expansion, including prediction market growth, and customer uptake of our premium content and solutions.

Profit for the period

Profit for the period was €27 million, up €5 million, or 20% compared to the same quarter a year ago, as the Company's strong operating results were partially offset by a €6 million foreign currency loss due to unrealized currency fluctuations mainly associated with U.S. dollar-denominated sports rights, €4 million higher financing costs due to additional sports rights, and severance costs related to cost efficiency initiatives.

Adjusted EBITDA

Third quarter Adjusted EBITDA was €102 million, up €18 million, or 21%, compared to €85 million in the same quarter in 2025. The increase was largely driven by the 24% revenue growth as well as lower adjusted personnel costs, partially offset primarily by the inclusion of costs related to IMG ARENA, most notably sport rights.

Business Highlights

•	Expanded Sportradar's prediction markets partnership with Polymarket to more than 20 leagues and competitions, including the Bundesliga, Euroleague Basketball, and Tennis Grand Slams.
•	Entered into agreements with prediction market makers and brokers, extending Sportradar’s reach across every layer of the prediction market sports ecosystem, further expanding our addressable market and diversifying our customer base.
•	Extended Sportradar's exclusive global distribution of Euroleague Basketball official data and audiovisual betting rights through 2031, covering more than 650 games annually across the EuroLeague and BKT EuroCup competitions and strengthening Sportradar's position as the leading official data rights holder in basketball.

Atrium Sports Divestiture

On October 7, 2026, Sportradar announced a definitive agreement to divest Atrium Sports, the Coaching & Scouting business of Synergy Sports, to Teamworks Innovations for US$170 million. The sale streamlines Sportradar’s business while retaining key capabilities that will support growth and innovation. The transaction is currently expected to close in the fourth quarter of 2026, subject to satisfaction of customary closing conditions.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €190 million as of September 30, 2026, as compared with €365 million as of December 31, 2025. Net cash generated from operating activities for the nine-months ended September 30, 2026 of €383 million was partially offset by net cash used in investing activities of €203 million, primarily from payments related to sport rights licenses, and by net cash used in financing activities of €359 million. For the nine months ended September 30, 2026, financing activities included €352 million in share repurchases. Free cash flow for the nine-months ended September 30, 2026 was €177 million, an increase of €27 million, or 18%, from €149 million in the same period in 2025. Including its undrawn credit facility, the Company had total liquidity of €440 million as of September 30, 2026, as compared to €585 million as of December 31, 2025, and no debt outstanding.

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures” and “IFRS to Non-IFRS reconciliations” for more details.

2026 Full Year Financial Outlook

Sportradar reiterated its fiscal 2026 outlook as follows:

•	Revenue growth on a constant currency[1] basis of 19% to 21%. When factoring in current foreign currency rates, revenues are expected to grow to a range of €1,518 to €1,533 million

•	Adjusted EBITDA growth on a constant currency basis of 24% to 27%. When factoring in current foreign currency rates, Adjusted EBITDA is expected to grow to a range of €360 to €368 million

•	Adjusted EBITDA margin expansion of approximately 70 to 100 basis points on a reported basis

•	Free cash flow conversion[1] rate is expected to exceed the 2025 level of 56%, excluding the impact of non-routine litigation costs

The 2026 guidance does not include any impact from the anticipated divestiture of Atrium Sports given the uncertainty of timing of closing. Guidance will be updated, if necessary, to incorporate the impact of the divestiture following the closing of the transaction.

Share Repurchase Plan

In March 2024, the Company's Board of Directors approved a US$200 million share repurchase plan. Subsequently, the Board of Directors approved a US$100 million increase to the plan in October 2025 and another US$700 million increase in February 2026, bringing the total authorized share repurchase plan to US$1 billion. Under this authorized plan, in April 2026, the Company announced it entered into an enhanced open market share repurchase program to purchase up to US$250 million of shares. The Company completed this enhanced open market program during the third quarter. As of October 30, 2026, the Company has repurchased 34 million shares for US$519 million under the plan since inception, including US$408 million in 2026.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the third quarter 2026 results today, November 3, 2026 at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (Nasdaq: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports media and betting/gaming industries, Sportradar provides betting and iGaming operators, media and technology companies, prediction market partners and sports federations with a best-in-class range of solutions to help grow their businesses. Trusted by the world’s leading global sports organizations including the ATP, NBA and WNBA, NHL, MLB, MLS, PGA TOUR, UEFA, FIFA, CONMEBOL, AFC, and the Bundesliga, and global clients including Flutter, DraftKings, Google, Microsoft, Kalshi and Polymarket, Sportradar covers more than a million events annually across all major sports. Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures” and “IFRS to Non-IFRS reconciliations” for more details.

Non-IFRS Financial Measures

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Constant Currency metrics, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, restructuring costs, non-routine litigation costs, secondary offering costs, certain transaction-related costs and impairment charges.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport rights licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, or Adjusted EBITDA margin to Profit (loss) for the period as a percentage of revenue (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

•	"Constant Currency" information compares results between periods as if exchange rates had remained constant. As the impact of exchange rate fluctuations can be highly variable, we believe these metrics, unaffected by exchange rate variability, provide meaningful insights to investors into our operational performance and underlying business trends.

The Company is unable to provide a reconciliation of constant currency measures to their comparable IFRS measures on a forward-looking basis without unreasonable effort because future exchange-rate movements that impact these measures are not within the Company’s control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs and certain transaction-related costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, secondary offering costs, certain transaction-related costs and impairment charges.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit (loss) for the period (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other items that are non-recurring or unusual. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2026, as well as statements regarding our share repurchase plan and divestiture of Atrium Sports. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as acts of war or terrorism and foreign exchange rate fluctuations; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming, gambling by minors, match-fixing or other illegal gambling schemes on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; developing litigation and the unpredictability of restrictions and/or bans of sports prediction market operations in United States and other territories; risks associated with artificial intelligence and machine-learning technologies; failure to recruit, retain and develop qualified personnel; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; the provisional ban of online betting in Brazil being approved to remain in effect; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; our ability to successfully remediate any material weaknesses identified in our internal control over financial reporting; seasonality and volatility; difficulties in our ability to evaluate, complete and integrate acquisitions successfully; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; publication of research reports, including by short sellers, or speculation in the press or the investment community, about us; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000, except share and per share data	2026	2025	2026	2025
Revenue	362,515	292,054	1,086,848	921,075
Personnel expenses	(93,451)	(93,958)	(308,984)	(298,095)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(111,724)	(72,548)	(371,769)	(282,772)
Purchased services	(53,914)	(46,080)	(156,475)	(143,193)
Other operating expenses	(31,820)	(29,220)	(97,933)	(86,074)
Impairment loss on trade receivables, contract assets and other financial assets	(2,779)	(543)	(5,404)	(3,875)
Internally-developed software cost capitalized	11,542	13,282	26,719	37,172
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(18,648)	(16,338)	(59,514)	(49,787)
Foreign currency (loss) gain, net	(6,387)	341	(24,794)	81,713
Finance income	1,991	2,531	7,597	7,153
Finance costs	(24,204)	(20,375)	(71,904)	(63,369)
Net income before tax	33,121	29,146	24,387	119,948
Income tax benefit (expense)	(6,093)	(6,679)	(7,163)	(24,026)
Profit for the period	27,028	22,467	17,224	95,922

Other comprehensive (loss) income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of equity investments	2	—	(3,418)	—
Remeasurement of defined benefit liability	(19)	(2)	(104)	(8)
Related deferred tax (expense) benefit	—	(35)	799	2
	(17)	(37)	(2,723)	(6)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	1,216	(2,722)	4,669	(19,394)
Foreign currency translation adjustment attributable to non-controlling interests	—	—	—	(105)
	1,216	(2,722)	4,669	(19,499)
Other comprehensive income (loss) for the period, net of tax	1,199	(2,759)	1,946	(19,505)
Total comprehensive income (loss) for the period	28,227	19,708	19,170	76,417

Profit (loss) attributable to:
Owners of the Company	27,028	22,468	17,225	95,921
Non-controlling interests	—	(1)	(1)	1
	27,028	22,467	17,224	95,922
Total comprehensive (loss) income attributable to:
Owners of the Company	28,227	19,709	19,171	76,521
Non-controlling interests	—	(1)	(1)	(104)
	28,227	19,708	19,170	76,417

Profit per Class A share attributable to owners of the Company
Basic	0.10	0.07	0.06	0.32
Diluted	0.09	0.07	0.05	0.30
Profit per Class B share attributable to owners of the Company
Basic	0.01	0.01	0.01	0.03
Diluted	0.01	0.01	0.01	0.03

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	202,681	221,979	212,266	217,584
Weighted-average number of Class A shares (diluted)	217,737	240,930	227,782	236,916
Weighted-average number of Class B shares (basic and diluted)	783,671	783,671	783,671	829,995

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	September 30, 2026	December 31, 2025[1]
Assets
Current assets
Cash and cash equivalents	190,143	365,295
Trade receivables	93,964	93,552
Contract assets	110,451	123,456
Other assets and prepayments	83,612	72,380
Income tax receivables	10,205	15,884
Total current assets	488,375	670,567
Non-current assets
Property and equipment	73,202	79,343
Intangible assets and goodwill	1,904,455	2,022,314
Other financial assets and other non-current assets	63,421	60,479
Deferred tax assets	32,747	28,749
Total non-current assets	2,073,825	2,190,885
Total assets	2,562,200	2,861,452
Liabilities and equity
Current liabilities
Loans and borrowings	10,634	11,003
Trade payables	471,917	422,816
Other liabilities	55,158	92,507
Contract liabilities	67,046	35,195
Income tax liabilities	2,676	6,891
Total current liabilities	607,431	568,412
Non-current liabilities
Loans and borrowings	48,565	51,842
Trade payables	1,171,383	1,204,402
Contract liabilities	32,328	38,024
Other non-current liabilities	3,935	3,842
Deferred tax liabilities	8,519	16,148
Total non-current liabilities	1,264,730	1,314,258
Total liabilities	1,872,161	1,882,670
Equity
Ordinary shares	27,582	27,582
Treasury shares	(365,846)	(79,388)
Additional paid-in capital	662,547	682,458
Retained earnings	358,169	342,488
Other reserves	7,586	5,640
Equity attributable to owners of the Company	690,038	978,780
Non-controlling interest	1	2
Total equity	690,039	978,782
Total liabilities and equity	2,562,200	2,861,452

1 - Certain prior-year balance sheet amounts have been adjusted to reflect measurement period adjustments, in accordance with IFRS 3, related to the acquisition of IMG Arena.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine-Month Period Ended September 30,
in €'000	2026	2025
OPERATING ACTIVITIES:
Profit for the period	17,224	95,922
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	7,163	24,026
Interest income	(7,590)	(7,153)
Interest expense	70,780	63,165
Foreign currency loss (gain), net	24,794	(81,713)
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	59,514	49,787
Amortization of capitalized sport rights licenses	255,395	186,370
Equity-settled share-based payments	43,052	41,058
Change in provision	(17,888)	—
Other	(14,136)	5,903
Cash flow from operating activities before working capital changes, interest and income taxes	438,308	377,365
Decrease in trade receivables, contract assets, other assets and prepayments, net	6,724	2,821
Increase in trade and other payables, contract and other liabilities, net	21,703	2,627
Changes in working capital	28,427	5,448
Interest paid	(70,512)	(62,622)
Interest received	3,616	7,153
Income taxes paid, net	(16,778)	(12,689)
Net cash from operating activities	383,061	314,655
INVESTING ACTIVITIES:
Acquisition of intangible assets	(194,233)	(156,332)
Acquisition of property and equipment	(6,339)	(3,238)
Acquisition of subsidiaries, net of cash acquired	—	(6,942)
Proceeds from sale of intangible assets	268	45
Issuance of loans receivable	(3,500)	—
Change in loans receivable and deposits	506	30
Net cash used in investing activities	(203,298)	(166,437)
FINANCING ACTIVITIES:
Payment of lease liabilities	(5,859)	(5,608)
Purchase of treasury shares	(352,224)	(81,219)
Transaction costs related to borrowings	(1,261)	—
Acquisition of non-controlling interests	—	(15,000)
Other	—	(3)
Net cash used in financing activities	(359,344)	(101,830)
Net decrease in cash	(179,581)	46,388
Cash and cash equivalents at beginning of period	365,295	348,357
Effects of movements in exchange rates	4,429	(34,362)
Cash and cash equivalents at end of period	190,143	360,383

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000	2026	2025	2026	2025
Non-capitalized sport rights expenses	44,673	32,386	116,374	96,402
Amortization of capitalized sport rights	67,051	40,162	255,395	186,370
Total sport rights expenses	111,724	72,548	371,769	282,772

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit for the period (unaudited), and Adjusted EBITDA margin to the most directly comparable IFRS financial performance measure, which is Profit for the period (unaudited) as a percentage of revenue:

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000	2026	2025	2026	2025
Revenue	362,515	292,054	1,086,848	921,075

Profit for the period	27,028	22,467	17,224	95,922
Finance income	(1,991)	(2,531)	(7,597)	(7,153)
Finance costs	24,204	20,375	71,904	63,369
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	18,648	16,338	59,514	49,787
Foreign currency loss (gain), net	6,387	(341)	24,794	(81,713)
Share-based compensation	11,481	13,714	44,175	42,785
Restructuring costs	4,488	—	16,275	1,342
Non-routine litigation costs	1,521	5,480	4,323	10,547
Transaction-related costs	1,526	1,811	3,885	6,413
Secondary offering costs	—	586	—	2,046
Impairment charges	2,808	—	2,808	—
Income tax (benefit) expense	6,093	6,679	7,163	24,026
Adjusted EBITDA	102,193	84,578	244,468	207,371
Profit for the period as a percentage of revenue	7.5%	7.7%	1.6%	10.4%
Adjusted EBITDA margin	28.2%	29.0%	22.5%	22.5%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured as Net cash from operating activities as a percentage of Profit for the period. Calculations for these measures are disclosed below (unaudited):

	Nine-Month Period Ended September 30,
in €'000	2026	2025
Net cash from operating activities	383,061	314,655
Acquisition of intangible assets	(194,233)	(156,332)
Acquisition of property plant and equipment	(6,339)	(3,238)
Payment of lease liabilities	(5,859)	(5,608)
Free cash flow	176,630	149,477
Net cash from operating activities conversion	2,224%	328%
Free cash flow conversion	72%	72%

The following tables show reconciliations of IFRS expenses included in Profit for the period to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000	2026	2025	2026	2025
Purchased services	53,914	46,080	156,475	143,193
Less: capitalized external services	(2,489)	(4,574)	(6,897)	(14,304)
Less: transaction-related costs	(15)	—	(52)	—
Adjusted purchased services	51,410	41,506	149,526	128,889

Personnel expenses	93,451	93,958	308,984	298,095
Less: share-based compensation	(12,904)	(14,617)	(46,153)	(45,037)
Less: restructuring costs	(4,488)	—	(16,275)	(1,342)
Less: capitalized personnel compensation	(7,804)	(7,580)	(17,036)	(19,948)
Adjusted personnel expenses	68,255	71,761	229,520	231,768

Other operating expenses	31,820	29,220	97,933	86,074
Less: non-routine litigation	(1,521)	(5,480)	(4,323)	(10,547)
Less: share-based compensation	175	(225)	(807)	(668)
Less: transaction-related costs	(1,512)	(1,811)	(3,834)	(6,413)
Less: secondary offering costs	—	(586)	—	(2,046)
Less: impairment charges	(2,808)	—	(2,808)	—
Add: impairment loss on trade receivables	2,779	543	5,404	3,875
Adjusted other operating expenses	28,933	21,661	91,565	70,275